FIFTH AMENDMENT TO CREDIT AGREEMENT

     THIS FIFTH AMENDMENT TO CREDIT AGREEMENT effective as of March 29, 2002 (this "Amendment"), by and among THE DIXIE GROUP, INC., a Tennessee corporation (the "Borrower"), SUNTRUST BANK, formerly known as SunTrust Bank, Atlanta, a Georgia banking corporation ("SunTrust"), the other banks and lending institutions listed on the signature pages hereof, and any assignees of SunTrust or such other banks and lending institutions which become "Lenders" as provided herein (SunTrust, and such other banks, lending institutions, and assignees referred to collectively as "Lenders"), SUNTRUST BANK, as administrative agent for the Lenders (in such capacity, the "Administrative Agent") and BANK OF AMERICA, N.A., formerly known as NationsBank, N.A., as documentation agent for the Lenders (in such capacity, the "Documentation Agent").

W I T N E S S E T H :

     WHEREAS, Borrower, the Lenders, the Administrative Agent and the Documentation Agent are parties to that certain Credit Agreement, dated as of March 31, 1998, as amended by that certain First Amendment to Credit Agreement, effective December 26, 1998, as further amended by that certain Second Amendment to Credit Agreement, effective October 5, 2000, as further amended by that Third Amendment to Credit Agreement, effective November 2, 2000, and as further amended by that Fourth Amendment to Credit Agreement, effective November 30, 2001 (as amended or modified, the "Credit Agreement");

     WHEREAS, Borrower, the Lenders, the Administrative Agent and the Documentation Agent have agreed to make certain modifications to the Credit Agreement subject to the terms, conditions and requirements set forth in this Amendment.

     NOW THEREFORE, in consideration of the terms and conditions contained herein, the parties hereto, intending to be legally bound, hereby amend the Credit Agreement as follows:

A. AMENDMENTS

     1.     Section 1.01 of the Credit Agreement is hereby amended by adding the following definition of "Fifth Amendment Effective Date" in the appropriate alphabetical order:

"Fifth Amendment Effective Date" shall mean March 29, 2002.

     2.     Section 1.01 of the Credit Agreement is hereby further amended by replacing the definitions of "Applicable Commitment Fee Percentage", "Applicable Margin", "Interest Expense", "Maturity Date" and "Net Proceeds" with the following new definitions in the appropriate alphabetical order:

"Applicable Commitment Fee Percentage" shall mean, with respect to any calculation of the Revolving Loan Commitment Fee hereunder (a) one-half percent (0.50%) per annum for the period beginning the Fifth Amendment Effective Date through April 30, 2002 and (b) one percent (1.00%) per annum thereafter.

"Applicable Margin" shall mean, with respect to all Loans, (a) from the Fourth Amendment Effective Date through March 31, 2002, (i) two percent (2.00%) per annum for all Loans that consist of Base Rate Borrowings and (ii) three and one-half percent (3.50%) per annum for all Loans that consist of Eurodollar Borrowings; (b) from April 1, 2002 through April 30, 2002, (i) two and one-half percent (2.50%) per annum for all Loans that consist of Base Rate Borrowings and (ii) four percent (4.00%) per annum for all Loans that consist of Eurodollar Borrowings; (c) from May 1, 2002 through June 30, 2002, three percent (3.00%) per annum for all Loans that consist of Base Rate Borrowings; and (d) from July 1, 2002 and thereafter, three and one-half percent (3.50%) per for all Loans that consist of Base Rate Borrowings.

"Interest Expense" shall mean, for the Borrower and its Subsidiaries for any period determined on a consolidated basis in accordance with GAAP, the sum of (i) total interest expense, including without limitation the interest component of any payments in respect of capital leases capitalized or expensed during such period (whether or not actually paid during such period) plus (ii) the net amount payable (or minus the net amount receivable) under Currency Contracts during such period (whether or not actually paid or received during such period) minus $275,000 which is attributable to a portion of the waiver fee paid by the Borrower on the Fifth Amendment Effective Date; provided, however, that with respect to any Person, or substantially all of the assets of a Person, that became a Subsidiary of, or was merged with or consolidated into, or acquired by, the Borrower or any of its Subsidiaries in accordance with the terms of this Agreement, during such period, "Interest Expense" shall also include the Interest Expense of such Person or the Interest Expense attributable to such assets during such period as if such Person or assets were acquired as of the first day of such period.

"Maturity Date" shall mean the earlier of (i) December 31, 2002, and (ii) the date on which all amounts outstanding under this Agreement have been declared or have automatically become due and payable (whether by acceleration or otherwise).

"Net Proceeds" shall mean, with respect to any Asset Disposition, all cash, including (i) cash receivables (when received) by way of deferred payment pursuant to a promissory note, a receivable or otherwise (other than interest payable thereon), and (ii) with respect to any Asset Disposition resulting from the loss, damage, destruction or taking of property, the proceeds of insurance settlements and condemnation awards (other than the portion of the proceeds of such settlements and such awards that are used to repair, replace, improve or restore the item of property in respect of which such settlement or award was paid provided that the recipient of such proceeds enters into a binding contractual obligation to effect such repair, replacement, improvement or restoration within six (6) months of such loss, damage or destruction and completes such repair, replacement, improvement or restoration within twelve (12) months (or any longer period provided that the Consolidated Company is diligently pursuing the repair, replacement, improvement or restoration at all times during such period) of such loss, damage, destruction or taking) as and when received in cash, in either case, received by any Consolidated Company as a result of or in connection with such transaction, net of (a) reasonable sale expenses, fees and commissions incurred, and sales taxes paid in cash in connection therewith, (b) any payment required to be made with respect to the outstanding principal amount of, premium or penalty, if any, and interest on any Debt (other than the Loans) secured by a Lien (to the extent permitted by Section 8.01) upon the asset sold in such Asset Disposition, and (c) amounts applied to repayment of Debt (other than Obligations) secured by a Lien on the asset or property disposed.

     3.     Section 2.02 of the Credit Agreement is hereby amended by deleting subsection (b) in its entirety and replacing such subsection (b) with the following:

(b)   Each Revolving Loan shall, at the option of the Borrower, be made or continued as, or converted into, part of one or more Borrowings that shall consist entirely of Base Rate Advances or Eurodollar Advances; provided, however, that beginning May 1, 2002 and thereafter, (i) all Borrowings made by the Borrower shall consist entirely of Base Rate Advances, (ii) all outstanding Eurodollar Advances shall be converted into Base Rate Advances, and (iii) Eurodollar Advances shall no longer be made available to the Borrower. The aggregate principal amount of each Borrowing of Revolving Loans shall be not less than $1,000,000 or a greater integral multiple of $1,000,000, provided that each Borrowing of Revolving Loans comprised of Base Rate Advances shall be not less than $1,000,000 or a greater integral multiple of $1,000,000, except to the extent otherwise provided with respect to Revolving Loans made pursuant to Section 2.03(e). At no time shall the total number of Borrowings outstanding under the Term Loans and the Revolving Loan Commitments exceed eight; provided that, for purposes of determining the number of Borrowings outstanding and the minimum amount for Borrowings resulting from conversions or continuations, all Borrowings of Base Rate Advances under the Term Loans and the Revolving Loan Commitments shall be considered as one Borrowing.

     4.     Section 3.01 of the Credit Agreement is hereby amended by deleting subsection (b) in its entirety and replacing such subsection (b) with the following:

(b)   Each Term Loan shall, at the option of the Borrower, be made or continued as, or converted into, part of one or more Borrowings that shall consist entirely of Base Rate Advances or Eurodollar Advances; provided, however, that beginning May 1, 2002 and thereafter, all Term Loans shall be converted into Base Rate Advances and Eurodollar Advances shall no longer be made available to the Borrower. The aggregate principal amount of each Borrowing of Term Loans consisting of Eurodollar Advances shall be not less than $5,000,000 or a greater integral multiple of $1,000,000 and the aggregate principal amount of each Borrowing of Term Loans consisting of Base Rate Advances shall not be less than $1,000,000 or greater integral multiple of $1,000,000. At no time shall the number of Borrowings outstanding under the Term Loans and the Revolving Loan Commitments exceed eight; provided that, for the purpose of determining the number of Borrowings outstanding and the minimum amount for Borrowings resulting from conversions or continuations, all Borrowings under the Term Loans and the Revolving Loan Commitments comprised of Base Rate Advances shall be considered in each case as one Borrowing.

     5.     Section 3.03 of the Credit Agreement is hereby amended by deleting subsection (a) in its entirety and replacing such subsection (a) with the following:

(a)   Immediately upon receipt by the Borrower of Net Proceeds of any Asset Disposition, the Borrower shall prepay the Loans and deposit cash collateral for the LC Exposure in an amount equal to 100% of such Net Proceeds. Subject to subsection (c) hereof, the Revolving Loan Commitments shall be permanently reduced by the amount of any prepayments applied to Revolving Loans or deposited as Cash Collateral pursuant to this Section 3.03; provided, further, provided, that, regardless of the value of the assets disposed of, no mandatory prepayment shall be required with respect to (i) Asset Dispositions resulting from loss, damage, destruction, or taking where the proceeds thereof are utilized so as to be excluded from the definition of Net Proceeds and (ii) Asset Dispositions in connection with off-balance sheet financings resulting in Deemed Debt hereunder.

     6.     Section 4.03 of the Credit Agreement is hereby amended by deleting subsection (a) in its entirety and replacing such subsection (a) with the following:

(a)   Borrower agrees to pay interest in respect of all unpaid principal amounts of the Revolving Loans and the Term Loans from the respective dates such principal amounts were advanced to maturity (whether by acceleration, notice of prepayment or otherwise) at rates per annum equal to the applicable rates indicated below:

(i)   For Base Rate Advances--The Base Rate in effect from time to time plus the Applicable Margin; and

(ii)   For Eurodollar Advances--The relevant Adjusted LIBO Rate plus the Applicable Margin;

     7.     Section 4.05 of the Credit Agreement is hereby amended by deleting Section 4.05 in its entirety and replacing it with the following:

Section 4.05 Fees

(a)   The Borrower shall pay to the Administrative Agent, for the ratable benefit of each Lender based upon its respective Pro Rata Share of the Revolving Loan Commitments, a commitment fee (the "Revolving Loan Commitment Fee") for the period commencing on the Closing Date to and including the Revolving Loan Termination Date, payable monthly in arrears on the last day of each calendar month, commencing on the Fifth Amendment Effective Date, and on the Revolving Loan Termination Date, equal to the Applicable Commitment Fee Percentage multiplied by the average daily amount of the unused Revolving Loan Commitments (with the express understanding that the Letter of Credit Obligations and the Masland Bond Exposure shall be deemed to be utilizations of the Revolving Loan Commitments but the Swing Line Loans shall not be deemed to be an utilization of the Revolving Loan Commitments).

(b)   The Borrower shall pay to the Administrative Agent, for the account of itself and the Lenders, a letter of credit fee equal to the Applicable Margin for Eurodollar Advances outstanding pursuant to the Revolving Loan Commitments multiplied by the average daily aggregate Letter of Credit Obligations minus the Stated Amount of the Dixie Letter of Credit (the "Letter of Credit Fee"); provided, however, for the period beginning May 1, 2002 and thereafter, the Borrower shall pay to the Administrative Agent, for the account of itself and the Lenders, a Letter of Credit Fee equal to 4.00% multiplied by the average daily aggregate Letter of Credit Obligations minus the Stated Amount of the Dixie Letter of Credit. The Letter of Credit Fee shall be payable by the Borrower monthly, in arrears, commencing on the Fifth Amendment Effective Date and continuing thereafter on the last day of each succeeding calendar month and on the Revolving Loan Termination Date.

(c)   With respect to the Dixie Letter of Credit, the Borrower shall pay to the Administrative Agent the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement, and from such amount, the Administrative Agent shall pay to the Lenders, a letter of credit fee which is equal to (x) (i) for the period beginning on the Fifth Amendment Effective Date until April 30, 2002, the Applicable Margin for Eurodollar Advances outstanding pursuant to the Revolving Loan Commitments and (ii) for the period beginning May 1, 2002 and thereafter 4.00% multiplied by (y) the Stated Amount of the Dixie Letter of Credit (the "Bond Letter of Credit Fee") and shall retain for its own account the remainder of any fees paid under the Dixie Reimbursement Agreement; provided, however, to the extent that the amount of the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement is less than (i) the Applicable Margin for Eurodollar Advances, for the period beginning on the Fifth Amendment Effective Date until April 30, 2002, or (ii) 4.00%, for the period beginning May 1, 2002 and thereafter, the Borrower agrees to pay an additional fee to the Administrative Agent equal to the sum of (x) (i) the Applicable Margin for Eurodollar Advances, for the period beginning on the Fifth Amendment Effective Date until April 30, 2002, or (ii) 4.00%, for the period beginning May 1, 2002 and thereafter, minus (y) the amount of the fee to be paid to SunTrust pursuant to Section 1(b) of the Dixie Reimbursement Agreement, which additional amount shall be retained by the Administrative Agent for its own account. The Bond Letter of Credit Fee shall be payable by the Borrower monthly, in arrears, commencing on Fifth Amendment Effective Date and continuing thereafter on the last day of each succeeding calendar month and on the Revolving Loan Termination Date (or such earlier date on which the Dixie Letter of Credit or the Lenders' participation therein shall be terminated). Nothing set forth in this Agreement shall be deemed to have relieved the Borrower from its obligations pursuant to the Dixie Reimbursement Agreement.

     8.     Section 8.11 of the Credit Agreement is hereby amended by deleting Section 8.11 in its entirety and replacing it with the following new Section 8.11:

Section 8.11 Financial Covenants. In the case of the Borrower, permit:

(a)   Total Funded Debt to EBITDA. Its ratio of (i) Total Funded Debt as of the last day of any fiscal month of the Borrower to (ii) EBITDA for the twelve month period ending on or immediately prior to such date to be greater than the following levels for the following periods:

Period:	Maximum Ratio:
For each fiscal month from the period beginning with the fiscal month ending January 31, 2002 through June 30, 2002	5.25
From July 1, 2002 through September 30, 2002	5.00
For each fiscal month thereafter	4.50

(b)   Senior Funded Debt to EBITDA. Its ratio of (i) Senior Funded Debt as of the last day of any fiscal month of the Borrower to (ii) EBITDA for the twelve month period ending on or immediately prior to such date to be greater than the following levels for the following periods:

Period:	Maximum Ratio:
For each fiscal month from the period beginning with the fiscal month ending January 31, 2002 through June 30, 2002	3.50
From July 1, 2002 through September 30, 2002	3.30
For each fiscal month thereafter	3.10

(c)   Interest Coverage Ratio. Its Interest Coverage Ratio to be less than the following levels for the following periods, tested as of the last day of each fiscal month:

Period:	Maximum Ratio:
For each fiscal month from the period beginning with the fiscal month ending January 31, 2002 through June 30, 2002	2.10
From July 1, 2002 through September 30, 2002	2.15
For each fiscal month thereafter	2.25

(d)   Debt Service Coverage. Its Debt Service Coverage to be greater than the following levels for the following periods, tested as of the last day of each fiscal month:

Period:	Maximum Ratio:
For each fiscal month from the period beginning with the fiscal month ending January 31, 2002 through September 30, 2002	1.25x
For each fiscal month thereafter	1.30x

     9.     The Borrower hereby acknowledges and agrees that the outstanding amount under the Term Loans as of the Fifth Amendment Effective Date is $14,475,514.22.

B. WAIVER AND FEES:

As of March 31, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.5:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.5:1.0 as required by Section 8.11(b) of the Credit Agreement (the "March Defaults"). As of June 30, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.5:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.5:1.0 as required by Section 8.11(b) of the Credit Agreement (the "June Defaults"). As of September 30, 2001, (i) the Total Funded Debt to EBITDA Ratio was not less than 5.0:1.0 as required by Section 8.11(a) of the Credit Agreement and (ii) the Senior Funded Debt to EBITDA Ratio was not less than 3.3:1.0 as required by Section 8.11(b) of the Credit Agreement (the "September Defaults"). In addition, for the fiscal months ending on March, April, May, June July, August, September and October, the Interest Coverage Ratio was not greater than 2.5:1.0 as required by Section 8.11(c) of the Credit Agreement (the "Interest Coverage Defaults", and, collectively, with the March Defaults, the June Defaults and the September Defaults referred to as the "Specified Events of Default").

At the request of the Borrower, the Lenders hereby agree to waive the Specified Events of Default. As consideration for the Lenders entering into such waiver, the Borrower hereby agrees to pay to the Lenders a waiver fee equal to $656,853.09 (the "Waiver Fee"). The fee shall be considered earned upon the closing of the waiver. The Borrower shall have no further obligation to pay the "Waiver Fee" (as defined in the Fourth Amendment to the Credit Agreement, dated as of November 30, 2001) to the extent that such fee is due and outstanding.

In addition, Borrower hereby agrees to pay to the Lenders an administration fee equal to $500,000 on the first day of each fiscal month beginning on May 1, 2002 until Maturity (the "Administration Fee"); provided, however, that should the Borrower repay all of the Obligations in full and terminate the commitments prior to the Maturity, all future unpaid installments of the Administration Fee at such time shall be waived.

C. CONDITIONS PRECEDENT:

This Amendment shall become effective, when and only when the Administrative Agent shall have received the following:

(i) executed originals of this Amendment; and

(ii) the Waiver Fee equal to $656,853.09, to be distributed pro rata to the Lenders, together with all other fees and other amounts due and payable on or prior to the Fifth Amendment Effective Date, including reimbursement or payment of all out-of-pocket expenses (including reasonable fees, charges and disbursements of counsel to the Administrative Agent) required to be reimbursed or paid by the Borrower hereunder, under any other Credit Document and under any agreement with the Administrative Agent.

D. MISCELLANEOUS

1.   Except for the amendments, covenants and agreements expressly set forth above, the Credit Agreement shall remain unchanged and in full force and effect. The Borrower acknowledges and expressly agrees that the Lenders reserve the right to, and do in fact, require strict compliance with the terms and provisions of the Credit Agreement, as amended by this Amendment. The parties hereto do expressly ratify and confirm the Credit Agreement as amended herein.

2.   The Borrower hereby affirms and restates as of the date hereof all covenants set forth in the Credit Agreement, as amended hereby, and such covenants are incorporated by reference herein as if set forth herein directly.

3.   To induce the Lenders to enter into this Amendment (A) the Borrower hereby represents and warrants that the representations and warranties set forth in Article VI of the Credit Agreement as amended hereby are true and correct, (B) the Borrower hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement, as amended hereby, and in the Credit Documents, effective as of the date hereof; and (C) the Borrower hereby certifies that no Event of Default, other than the Specified Events of Default, has occurred and is continuing.

4.   The Borrower agrees to pay all costs and expenses of the Administrative Agent and the Lenders incurred in connection with the preparation, execution, delivery and enforcement of this Amendment, including the reasonable fees and out-of-pocket expenses of Administrative Agent's and each Lender's counsel.

5.   The Borrower hereby agrees that except as explicitly stated herein nothing herein shall constitute a waiver by the Lenders of any Event of Default, whether known or unknown, which may exist under the Credit Agreement, other than the Specified Events of Default. The Borrower hereby further agrees that no action, inaction or agreement by the Lenders, including, without limitation, any indulgence, waiver, consent or agreement altering the provisions of the Credit Agreement which may have occurred with respect to the non-payment of any obligation during the terms of the Credit Agreement or any portion thereof, or any other matter relating to the Credit Agreement, shall require or imply any future indulgence, waiver, or agreement by the Lenders. In addition, the Borrower acknowledges and agrees that it has no knowledge of any defenses, counterclaims, offsets or objections in its favor against the Administrative Agent or any Lender with regard to any of the obligations due under the terms of the Credit Agreement or any other Credit Document as of the date of this Amendment. The Borrower also acknowledges and agrees that the Lenders shall have no obligation to release the Security Interests in any of the Collateral (other than Collateral sold pursuant to Section 3.03 of the Credit Agreement) until such time as all of the Obligations have been paid in full in cash, the outstanding letters of credit have been terminated and the Commitments have been terminated.

6.   The Borrower hereby releases, acquits, and forever discharges each of the Lenders, the Administrative Agent and the Issuing Bank, and each and every past and present subsidiary, affiliate, stockholder, officer, director, agent, servant, employee, representative, and attorney of the Lenders, the Administrative Agent and the Issuing Bank, from any and all claims, causes of action, suits, debts, liens, obligations, liabilities, demands, losses, costs and expenses (including attorneys' fees) of any kind, character, or nature whatsoever, known or unknown, fixed or contingent, which Borrower may have or claim to have now or which may hereafter arise out of or be connected with any act of commission or omission of any Lender, the Administrative Agent or the Issuing Bank, existing or occurring prior to the date of this Amendment or any instrument executed prior to the date of this Amendment.

7.   This Amendment shall be binding upon and inure to the benefit of the parties hereto, their respective successors, successors-in-titles, and assigns.

8.   This Amendment sets forth the entire understanding of the parties with respect to the matters set forth herein, and shall supersede any prior negotiations or agreements, whether written or oral, with respect thereto.

9.   This Amendment shall be governed by and construed in accordance with the laws of the State of Georgia.

10.   This Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, each of which shall be deemed an original and all of which, taken together, shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Amendment by facsimile transmission shall be as effective as delivery of a manually executed counterpart hereof.

     IN WITNESS the hand and seal of the parties hereto through their duly authorized officers, as of the date first above written.

THE DIXIE GROUP, INC.
By: /s/ Daniel K. Frierson
Daniel K. Frierson Chairman and CEO
By: /s/ Gary A. Harmon
Gary A. Harmon Vice President and Chief Financial Officer
Attest: /s/ Starr T. Klein
Starr T. Klein Secretary
[CORPORATE SEAL]

Address: The Dixie Group, Inc. 345-B Nowlin Lane Chattanooga, Tennessee 37421 Attn: Mr. Gary A. Harmon Telephone: (423) 510-7000 Facsimile: (423) 510-7015

SUNTRUST BANK, formerly known as SunTrust Bank, Atlanta, individually and as Administrative Agent
By: /s/ Kristina L. Anderson
Title: Director

Address: SunTrust Bank 303 Peachtree Street 4th Floor Atlanta, Georgia 30308 Attn: Ms. Kristina Anderson Telephone: (404) 581-1477 Facsimile: (404) 230-1800
Payment Office: 25 Park Place, 23rd Floor Atlanta, Georgia 30303

BANK OF AMERICA, N.A., formerly known as Nationsbank, N.A., individually and as Documentation Agent
By: /s/ John F. Register
Title: Principal

Address: 100 North Tryon Street, 22nd Floor Mail Code--NC1-007-22-26 Charlotte, NC 28255 Attn: Mr. John F. Register Telephone: (704) 386-5390 Facsimile: (704) 386-7515

SOUTHTRUST BANK, formerly known as SOUTHTRUST BANK, NATIONAL ASSOCIATION
By: /s/ Bradford Vieira
Title: A.V.P.

Address: 230 Fourth Avenue, 8th Floor Nashville, TN 37219 Attn: Mr. Bradford Vieira Telephone: (615) 880-4115 Facsimile: (615) 880-4004

FIRST UNION NATIONAL BANK
By: /s/ Harvey Horowitz
Title: Director

Address: 301 South College Street, NC-0537 Charlotte, NC 28288 Attn: Mr. Harvey Horowitz Telephone: (704) 383-0507 Facsimile: (704) 383-6249

JPMORGAN CHASE BANK, formerly known as The Chase Manhattan Bank
By: /s/ James A. Knight
Title: Vice President

Address: 1411 Broadway, 5th Floor New York, NY 10018 Attn: Mr. James A. Knight Telephone: (212) 391-7679 Facsimile: (212) 391-2102

ACKNOWLEDGMENT OF GUARANTORS

          Each Guarantor acknowledges and agrees to the terms of the foregoing Amendment, and further acknowledges and agrees that (i) each Guarantor shall continue to Guarantee all of the Obligations of the Borrower covered by the Subsidiary Guaranty Agreement executed by such Guarantor, and (ii) the Subsidiary Guaranty Agreement is and shall remain in full force and effect on and after the date hereof, and (iii) the foregoing agreement shall in no way release, discharge, or otherwise limit the obligations of the undersigned Guarantors.

          This Acknowledgment of Guarantors made and delivered as of March ___, 2002

FABRICA INTERNATIONAL
Address:
2801 Pullman Street Santa Anta, CA 92705	By: /s/ Gary A. Harmon Title: Vice President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]

CHROMA TECHNOLOGIES, INC.
Address:
185 S. Industrial Blvd. Calhoun, GA 30703-7010	By: /s/ Gary A. Harmon Title: President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]
BRETLIN, INC.
Address:
185 S. Industrial Blvd. Calhoun, GA 30703-7010	By: /s/ Gary A. Harmon Title: Vice President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]
CANDLEWICK YARNS, INC.
Address:
185 S. Industrial Blvd. Calhoun, GA 30703-7010	By: /s/ Gary A. Harmon Title: Vice President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]
DIXIE GROUP LOGISTICS, INC.
Address:
185 S. Industrial Blvd. Calhoun, GA 30703-7010	By: /s/ Gary A. Harmon Title: Vice President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]
DIXIE FUNDING, INC.
Address:
345-B Nowlin Lane Chattanooga, TN 37421	By: /s/ Gary A. Harmon Title: President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]

AMTEX, INC.
Address:
185 S. Industrial Blvd. Calhoun, GA 30703-7010	By: /s/ Gary A. Harmon Title: President
Attn: Gary A. Harmon	Attest: /s/ Starr T. Klein Title: Secretary
[CORPORATE SEAL]